UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Dated July 23, 2009
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

SIGNATURES
EX-99.1

     On July 22, 2009, FreeSeas Inc. (the “Company”) entered into an Underwriting Agreement dated July 22, 2009 (the “Underwriting Agreement”) with Dahlman Rose & Co., LLC (“Dahlman”) and Rodman & Renshaw, LLC (together with Dahlman, the “Underwriters”) relating to a public offering of 8,731,436 shares of the Company’s common stock. Pursuant to the Underwriting Agreement, the Company also granted the Underwriters an option to purchase an additional 1,309,715 shares for the purpose of covering over-allotments, if any, which option is exercisable within 30 days.
     A copy of the Underwriting Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     This Report on Form 6-K and the exhibit attached hereto are incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration No. 333-149916.
     SUBMITTED HEREWITH:
Exhibit
99.1	Underwriting Agreement.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.
FreeSeas Inc.
Date: July 23, 2009

By:	/s/ Ion G. Varouxakis
	Name:	Ion G. Varouxakis
	Title:	Chief Executive Officer and President

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